Exhibit No. 12

Armstrong World Industries, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(dollar amounts in millions)

	2017	2016	2015	2014	2013
Determination of Earnings

Earnings from continuing operations before income taxes	$222.1	$150.6	$94.6	$154.5	$116.0
Equity earnings from joint venture	(67.0)	(73.1)	(66.1)	(65.1)	(59.4)
Earnings from continuing operations before income taxes and equity earnings	$155.1	$77.5	$28.5	$89.4	$56.6
Add:
Fixed charges	38.9	51.5	47.1	48.9	73.0
Distributed income from equity affiliates (1)	-	-	-	-	-
Amortization of capitalized interest	0.1	0.2	0.2	-	0.3

Less:
Capitalized interest	(1.3)	(0.3)	(0.8)	(0.6)	(0.4)
Total earnings as defined	$192.8	$128.9	$75.0	$137.7	$129.5

Fixed charges
Interest expense	$35.4	$49.5	$44.6	$46.6	$71.0
Capitalized interest	1.3	0.3	0.8	0.6	0.4
Estimate of interest included in rent expense (2)	2.2	1.7	1.7	1.7	1.6
Total fixed charges	$38.9	$51.5	$47.1	$48.9	$73.0

Ratio of Earnings to Fixed Charges	5.0	2.5	1.6	2.8	1.8

(1)	Includes only return on investment, not return of investment
(2)	One-third of rental expense is considered to be representative of the interest factor in rental expense.